

July 16, 2013

Via E-mail
Ms. Lisa Nichols
Motivating the Masses, Inc.
Chief Executive Officer
2121 Palomar Airport Road, Suite 300
Carlsbad, California 92011

> **Re: Motivating the Masses, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 8, 2013**
> **File No. 333-187554**

Dear Ms. Nichols:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please revise inconsistent statements regarding the company's intellectual property portfolio. For example, the risk factor on the bottom of page 10 infers some degree of formal intellectual property protection. However, we also note your risk factor indicating your failure to file protection of certain intellectual property, including trademarks, with the U.S. Patent, Copyright and Trademark Office. These statements conflict with your disclosure under the business section on page 26 where you list four secured trademarks. Please advise or revise to delete each inconsistent statement.

Prospectus Cover Page, page 3

Table of Contents, page 5

2. Please revise to include a specific listing of the risk factors section required by Item 503 of Regulation S-K. Refer to Item 502 of Regulation S-K.

3. We note your disclosure in response to comment 6 from our letter dated April 22, 2013. Please clearly state your election under Section 107(b) of the JOBS Act and include the applicable risk factor if necessary:

   - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

   - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Risk Factors, page 8

Purchasers in this offering will have limited control over decision making…, page 13

5. Please revise to include the approximate percentage owned by Lisa Nichols and Susie Carder in the event Ms. Nichols sells all 2,000,000 pursuant to this offering.

We are not a fully reporting company under the Exchange Act of 1934…, page 14

6. We reissue comment 18 from our letter dated April 22, 2013. Please revise to quantify the anticipated increase in expenses that will result from becoming a reporting company. In addition, explain how becoming a reporting company will affect officer compensation.

Determination of Offering Price, page 14

7. Please remove the reference to "listing" on the OTCBB. The OTCBB is not an issuer listing service, market or exchange.

Plan of Distribution, page 15

8. Please revise to provide consistent disclosure regarding the nature of this offering. You disclose a fixed price of $1.50 for the duration of this selling shareholder offering. Please remove all inconsistent statements. For example, delete references under the plan of distribution and elsewhere indicating a change in the offering price to reflect a change to a market price if and when the shares are quoted by a market marker on the OTCBB.

Certain Relationships and Related Transactions and Director [sic], page 19

9. We note your response to comment 25 from our letter dated April 22, 2013, and your revised disclosure according to Item 404(d) of Regulation S-K. Please explain why you previously disclosed in the Form S-1 filed on March 27, 2013, that Ms. Nichols has invested significant amounts of her own capital into the company for expansion costs and future growth. Clarify Ms. Nichols' funding and revise according to Item 404(d) of Regulation S-K.

Information with Respect to Motivating the Masses, page 22

Employees, page 26

10. We note your response and reissue comment 35 from our letter dated April 22, 2013, because your changes are not responsive. Please revise the discrepancy between the five listed employees here and the update on page 23 indicating that you hired your coaches as full time employees as of June 1, 2013. Refer to Item 101(h)(h)(xii) of Regulation S-K. Also, we note contradictory statements regarding Kim Grimes' employment on pages 23 and 26. Please revise or advise.

Ms. Lisa Nichols
Motivating the Masses, Inc.
July 16, 2013
Page 4

Management's Discussion and Analysis

Revenues, page 27

11. We note that your revenues for each quarter ended March 31, when annualized, fall substantially below the revenues reported for each preceding full fiscal year.   Please explain.   Expand your discussion to address, as applicable, any seasonal aspects of your business as required by Instruction 5 to Item 303(b) of Regulation S-K. Identify also any significant elements impacting reported results during these interim periods which are not representative of your ongoing business as required by Instruction 4 to Item 303(b) of Regulation S-K.

Executive Compensation, page 31

12. We reissue comment 43 from our letter dated April 22, 2013, because your changes are not responsive. Please substantially revise to provide disclosure pursuant to the scaled reporting obligations under Item 402 of Regulation S-K.

Exhibits, page 36

Exhibit 3.1, page 36

13. Please refile Exhibit 3.1 Articles of Incorporation, as so amended, pursuant to Item 601(a) of Regulation S-K. Refer to Instruction 1 to Item 601 of Regulation S-K.

Exhibit 5.1, page 36

14. Please have counsel revise the opinion to properly reflect the terms of the offering.

Signatures, page 39

15. Please revise to include a signature or designation for your principal accounting officer or controller. Note, this requirement is in addition to your principal executive officer, principal financial officer and the majority of the board of directors. See Instruction 1 to "Signatures" on Form S-1.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue recognition, pages F-9 and F-22

16. Please disclose, as previously requested, your methodology for "apportion(ing) revenue over the duration of the contract term". You should clearly describe how you match revenues with expenses under your contracts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner,

Attorney-Adviser, at (202) 551-3788 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
       Diane D. Dalmy. Attorney at Law